EXHIBIT 99.10

Consent of Roy Eccles

The undersigned hereby consents to the use of the technical report titled “NI 43-101 Technical Report January 2023 Exploration Update at New Found Gold Corp.’s Queensway Gold Project in Newfoundland and Labrador, Canada” with an effective date January 24, 2023, and prepared for the Company in accordance with National Instrument 43- 101, and the information derived therefrom, as well as the reference to their name, in each case where used or incorporated by reference in (i) the Annual Report on Form 40-F for the year ended December 31, 2022 of New Found Gold Corp (the “Company”) and (ii) the Registration Statement on Form F-10 of the Company (File No. 333- 266285).

Dated this March 30, 2023,

/s/ Roy Eccles

Roy Eccles MSc. P. Geol. P. Geo.
Chief Operations Officer and Senior Consultant
APEX Geoscience Ltd.
100, 11450 – 160 Street
Edmonton, Alberta, T5M 3Y7 Canada
Phone: (780) 467-3532
Email: reccles@apexgeoscience.com